UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  Stelmar Shipping Ltd.

Title of Class of Securities:  Common Stock

CUSIP Number:  V8726M103

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

                       George Karageorgiou
                      c/o Stelinvest Corp.
                          Status Center
                          2A Areos Str.
                       Vouliagmeni, 16671
                         Athens, Greece
                     Tel:  011-301-967-0001

     (Date of Event which Requires Filing of this Statement)

                          July 20, 2001

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V8726M103

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Stelshi Holding Ltd.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Liberia

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         1,950,000

8.  Shared Voting Power:



9.  Sole Dispositive Power:

         1,950,000

10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,950,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         16.42%

14. Type of Reporting Person

         HC

CUSIP No. V8726M103

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Stelios Haji-Ioannou

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Britain and Cyprus

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         1,950,000

8.  Shared Voting Power:



9.  Sole Dispositive Power:

         1,950,000

10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person

         1,950,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

13. Percent of Class Represented by Amount in Row (11)

         16.42%

14. Type of Reporting Person

         IN

The purpose of this Amendment No. 1 to the previously filed
Schedule 13D is to report that the ownership of Stelshi Holding Ltd. and Stelios Haji-Ioannou in the Common Stock of Stelmar Shipping Ltd. has decreased by more than 1% of the total outstanding shares since the date of the original filing on
Schedule 13D. The ownership of Stelmar Shipping Ltd. has decreased from 21.25% to 16.42% of the total outstanding shares.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         This statement is being filed on behalf of Stelshi Holding Ltd. ("Stelshi"), a Liberian corporation, and Stelios Haji-Ioannou (together referred to as the "Reporting Persons"). The principal business of each of the Reporting Persons is to act as an investor; the principal office of each of the Reporting Persons, Status Center, 2a Areos Str. Vouliagmeni 16671, Athens, Greece.

         Stelshi is the largest shareholder of Stelmar Shipping Ltd. (the "Company"). Stelios Haji-Ioannou is the sole shareholder of Stelshi. George Karageorgiou is the president and a director of Stelshi. Mr. Haji-Ioannou is also a director and Chairman of the Board of the Company.

         Mr. Haji-Ioannou faces civil actions and criminal charges relating to casualties and oil pollution relating to the sinking of the vessel the M/T Haven on April 11, 1991. The vessel was managed by Troodos Shipping Company Limited, which was owned by Loucas Haji-Ioannou, Stelios Haji-Ioannou's father. Stelios Haji-Ioannou, who was 24 at the time, was working for and was a director of Troodos. Charges, including manslaughter, assisting in attempted extortion and attempting to bribe witnesses, were filed against Stelios Haji-Ioannou, his father and another director of Troodos. Each of the defendants was acquitted of the criminal charges at trial in November 1997, which the court of appeal upheld on appeal. The prosecutor filed an appeal on October 28, 2000 with the Italian Court of Cassation, which is the Italian Supreme Court. Mr. Haji-Ioannou intends to contest the appeal vigorously. Most of the civil actions arising out of the sinking of the M/T Haven have been settled. Civil actions associated with the M/T Haven incident have been settled other than loss of income claims brought in April 1997 aggregating approximately $15 million. The claims were initially dismissed, but were appealed.

         Mr. Haji-Ioannou may face criminal action in Greece arising out of advertisements placed by easyJet plc, a U.K. company he is chairman of, in an Athens newspaper on October 11 and October 18, 1998. On those dates, Greece conducted elections and run-off elections for regional and local administration authorities. The advertisements invited the readers who would like to "avoid the hassle of the election" to fly to London on easyJet. The Greek Curator of the Association of Tourist and Travel Agents filed a report of criminal denunciation alleging that easyJet, through the advertisements, was offering bribes to voters in exchange for neglecting their electoral rights. The Public Prosecutor of Athens then initiated a criminal prosecution against Mr. Haji-Ioannou, as the legal representative of easyJet, for the offense of bribery during election. If proved, the offense is punishable with imprisonment for up to three years.

         The case is pending before the Public Prosecutor of the Athens Court of Misdemeanors. Mr. Haji-Ioannou may be committed to trial, acquitted or the charges against him may be dismissed for statute of limitations reasons. Under Greek law, bribery during elections, if committed through the press, is time barred if it has not been brought within 18 months of the alleged offense.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding
         (excluding traffic violations or similar misdemeanors).

         None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Mr. Haji-Ioannou is a citizen of Britain and Cyprus.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of the date hereof, the Reporting Persons are deemed to beneficially own, in the aggregate, 1,950,000 shares of the Company's Common Stock. All shares of Common Stock are held by Stelshi. 2,300,000 shares were previously owned by the Reporting Persons.

Item 4.  Purpose of Transactions.

         The shares of Common Stock beneficially owned by the Reporting Persons were acquired for, and were sold for, investment purposes. However, as Mr. Haji-Ioannou is the Company's Chairman and as Stelshi is the Company's largest shareholder, the Reporting Persons may be deemed to exert control over the Company.

         The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule
         13D.

Item 5.  Interest in Securities of Issuer.

         As of the date hereof, the Reporting Persons are the beneficial owners of an aggregate of 1,950,000 shares of the Company's Common Stock. Based on information received from the Company, there are 11,874,750 shares of the Company's Common Stock outstanding as of July 20, 2001. Therefore, the Reporting Persons beneficially own an aggregate of 16.42% of the Company's outstanding shares of Common Stock. Stelshi beneficially owns all of the above mentioned shares. As Stelshi's sole shareholder, Stelios Haji-Ioannou has the power to vote, direct the vote, dispose of or direct the disposition of all of the shares of the Company's Common Stock that Stelshi currently beneficially owns. However, Mr. Haji-Ioannou disclaims beneficial ownership of such Common Stock for any other purpose.

         All transactions in the shares effected by the Reporting
         Persons since the original filing on Schedule 13D are as follows:

         100 shares were sold on July 19, 2001 at a price of $15.52 per share for an aggregate sale price of $1,152. 100 shares were sold on July 19, 2001 at a price of $15.47 per share for an aggregate sale price of $1,547. 300 shares were sold on July 19, 2001 at a price of $15.50 per share for an aggregate sale price of $4,650. 400 shares were sold on July 19, 2001 at a price of $15.46 per share for an aggregate sale price of $6,184. 500 shares were sold on July 19, 2001 at a price of $15.39 per share for an aggregate sale price of $7,695. Additionally, 348,600 shares were sold on July 20, 2001 at a price of $14.00 per share for an aggregate sale price of $4,880,400.

         All shares of Common Stock of the Company were sold in open market transactions with the prior written consent of Jefferies & Company, Inc., lead managing underwriter of the Company's initial public offering.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         No change.

Item 7.  Material to be Filed as Exhibits.

         1. A description of the transactions in the shares that were effected by the Reporting Persons.

Signature.

         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


Stelshi Holding Ltd.

By: /s/ George Karageorgiou
    George Karageorgiou
    President


    /s/ Stelios Haji-Ioannou
    Stelios Haji-Ioannou


July 24, 2001

                                                 Exhibit 1



                 SCHEDULE OF TRANSACTIONS


Date               Shares Sold              Price Per Share

7/19/01                  100                $15.52
7/19/01                  100                $15.47
7/19/01                  300                $15.50
7/19/01                  400                $15.46
7/19/01                  500                $15.39
7/20/01              348,600                $14.00


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